November 12, 2009

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Jennifer Riegel

Re:	China Health Industries Holdings, Inc. (the “Company”)
Form 10-K filed October 27, 2009
File Number: 000-51060

Dear Ms. Riegel:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated November 6, 2009, addressed to Mr. Xin Sun, the Company’s Chief Executive Officer and Chief Financial Officer, with respect to the Company’s Annual Report on Form 10-K dated October 27, 2009.

Because the Company and its auditor are in the midst of preparing the Company’s Quarterly Report on Form 10-Q which is due by Monday, November 16, 2009, the Company respectfully requests an extension of the deadline to file a response to Friday, November 20, 2009. Thank you.

Very truly yours,

/s/ Benjamin A. Tan
Benjamin A. Tan, Esq.

61 Broadway    New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com